Exhibit 99.2

Consolidated Financial Statements
(Expressed in thousands of United States (U.S.) dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended March 31, 2012 and 2011
(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	March 31, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$65,521	$48,644
Accounts receivable	1,631	1,248
Prepaid expenses and other assets	802	628
	67,954	50,520

Property and equipment	1,870	1,967
Intangible assets	1,575	1,548
	$71,399	$54,035

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 4)	$2,419	$3,188
Current portion of deferred leasehold inducement	118	116
	2,537	3,304

Deferred leasehold inducement	416	445
Long-term debt (note 5)	50,000	25,000
	52,953	28,749

Stockholders’ equity:
Common stock	262,097	262,097
Authorized - unlimited number with no par value
Issued and outstanding – 61,129,091 (2011 – 61,129,091)
Additional paid-in capital	32,338	32,208
Deficit	(294,174)	(287,204)
Accumulated other comprehensive income	18,185	18,185
	18,446	25,286
	$71,399	$54,035

Contingencies (note 9)

Related party transactions (note 8)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31, 2012	March 31, 2011

Revenue:
Licensing and other fees	$149	$128
Research collaborative fees	284	259
	433	387
Expenses:
Research and development	3,545	3,806
General and administration	2,739	3,224
Amortization	238	274
	6,522	7,304

Operating loss	(6,089)	(6,917)

Other expenses (income):
Interest expense	1,085	547
Other income	(154)	(181)
Foreign exchange gain	(50)	(137)
	881	229
Net loss and comprehensive loss for the period	$(6,970)	$(7,146)

Basic and diluted loss per common share(1)	$(0.11)	$(0.12)
Weighted average number of common shares outstanding	61,129,091	61,115,761

(1)	Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
For the three months ended March 31, 2012 and 2011
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

For the three months ended March 31, 2012	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2011	$262,097	$32,208	$(287,204)	$18,185	$25,286
Net loss	-	-	(6,970)	-	(6,970)
Stock-based compensation expense recognized	-	130	-	-	130
Balance at March 31, 2012	$262,097	$32,338	$(294,174)	$18,185	$18,446

For the three months ended March 31, 2011	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2010	$261,554	$30,462	$(259,284)	$18,185	$50,917
Net loss	-	-	(7,146)	-	(7,146)
Common stock issued upon exercise of options	358	-	-	-	358
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	185	(185)	-	-	-
Stock-based compensation expense recognized	-	568	-	-	568
Balance at March 31, 2011	$262,097	$30,845	$(266,430)	$18,185	$44,697

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31, 2012	March 31, 2011
Cash flows from operating activities:
Net loss for the period	$(6,970)	$(7,146)
Items not affecting cash:
Amortization	238	274
Stock-based compensation	130	568
Deferred leasehold inducement	(27)	(51)
Unrealized foreign exchange gain	(47)	(110)
Write off of property and equipment	31	-
Changes in operating assets and liabilities:
Accounts receivable	(374)	(166)
Prepaid expenses and other assets	(174)	111
Accounts payable and accrued liabilities	(794)	(756)
Net cash used in operating activities	(7,987)	(7,276)

Cash flows from investing activities:
Purchase of property and equipment	(90)	(115)
Purchase of intangible assets	(109)	(183)
Net cash used in investing activities	(199)	(298)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	-	358
Proceeds from draws of long-term debt (note 5)	25,000	-
Net cash provided by financing activities	25,000	358

Effect of foreign exchange rate changes on cash and cash equivalents	63	135

Increase (decrease) in cash and cash equivalents during the period	16,877	(7,081)

Cash and cash equivalents, beginning of period	48,644	76,888

Cash and cash equivalents, end of period	$65,521	$69,807

Supplemental cash flow information:
Interest paid	$1,089	$554
Interest received	4	7

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2012 and 2011

1.Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011 filed with the appropriate securities commissions. The results of operations for the three month periods ended March 31, 2012 and 2011 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility available under the Company’s collaborative agreement. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.Changes in significant accounting policies:

(a)    Fair Value Measurements:

On January 1, 2012, the Company prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations or cash flows for the periods presented.

 (b)  Comprehensive Income:

On January 1, 2012, the Company prospectively adopted amendments issued by the FASB  on the presentation of comprehensive income. The amendments give an entity the option to present   the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of the Company’s results of operations for the periods presented.

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2012 and 2011

3.Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

As of March 31, 2012, the carrying value of the Company’s long-term debt approximates its fair value based on current market borrowing rates. The long-term debt is classified as Level 2 in the fair value hierarchy.

4.Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	March 31,	December,
	2012	2011

Trade accounts payable	$230	$351
Accrued contract research	474	1,066
Employee-related accruals	331	746
Other accrued liabilities (1)	1,384	1,025
	$2,419	$3,188

(1)	Included in other accrued liabilities at March 31, 2012 is an amount of $273 (December 31, 2011 - $59) owing to a related party (note 8).

5.Long term debt:

Pursuant to a collaboration and license agreement with Merck & Co., Inc. (Merck), Merck has granted the Company an interest-bearing credit facility of up to $100 million, secured by a first priority interest to the Company’s patents and all associated proceeds. This credit facility can be accessed in amounts of up to $25 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013, with each advance to be fully repaid on December 31st, six years after the year in which the Company provides Merck written notice to extend the credit under the credit facility. Interest accrues at LIBOR, which resets annually, plus 8% per annum and is payable at the end of each calendar quarter.

The Company borrowed $25 million under this facility during the three month period ended March 31, 2012 and $25 million during the year ended December 31, 2010. The Company may at its option, repay all or a portion of the advances from time to time without premium or penalty. These advances must be repaid in full by December 31, 2017 and December 31, 2016, respectively.

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2012 and 2011

6.Collaborative agreements:

Pursuant to a collaboration and license agreement with Merck & Co., Inc., the Company granted Merck exclusive global rights to vernakalant (oral).

On March 19, 2012, the Company announced Merck’s decision to discontinue further development of vernakalant (oral).

7.Workforce reduction:

On March 19, 2012, the Company reduced its workforce in response to Merck’s decision to discontinue further development of vernakalant (oral) and the Company’s plans to reduce its annual operating expenses. The Company expects to record total employee termination benefit charges of $1,190 related to employee severance packages and outplacement support. For the three months ended March 31, 2012, the Company has incurred employee termination charges of $804, which is included in the Company’s consolidated statements of operations and comprehensive loss. Of this charge, $617 is included in research and development and $187 is included in general and administration expenses depending on the functions associated with the terminated employees.  As at March 31, 2012, $619 cash payments have been made and $185 related to employee termination benefits is included in accounts payable and accrued liabilities. The Company expects all payments for employee termination benefits to be made by the end of the third quarter of fiscal 2012.

8.Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer of the Company is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three months ended March 31, 2012, the Company has incurred legal fees of $214 (March 31, 2011 - $232) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at March 31, 2012 is an amount of $273 (December 31, 2011 - $59) owing to the legal firm.

9.Contingencies:

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2012 and 2011

9.Contingencies (continued):

deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)
The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)	The Company is party to a proceeding related to its use of certain intellectual property, however, management believes that the possibility of a material loss arising from this matter is not likely.

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